Exhibit 99

WILLIAMSON PETROLEUM CONSULTANTS, INC.
TEXAS REGISTERED ENGINEERING FIRM F-81
303 VETERANS AIRPARK LANE, SUITE 1100
MIDLAND, TEXAS 79705
PHONE: 432-685-6100
FAX: 432-685-3909
E-MAIL: WPC@WPC-INC.COM

February 26, 2010

Arena Resources, Inc.
6555 South Lewis Avenue
Tulsa, Oklahoma 74136

Attention Mr. Sherman Hyatt

Gentlemen:

Subject:
Review of Estimates Prepared by
Arena Resources, Inc.
of Oil and Gas Reserves and Associated Net Revenue
in Certain Properties
Located in Kansas, New Mexico, Oklahoma and Texas
To the Interests of Arena Resources, Inc.
Effective December 31, 2009
For Disclosure to the
Securities and Exchange Commission
Williamson Project 0.9394

Williamson Petroleum Consultants, Inc. (Williamson) has reviewed the subject reserves and economics projections prepared by Arena Resources, Inc. (Arena). Only proved reserves were reviewed. The probable and possible reserves were not reviewed. This review was authorized by Mr. Sherman Hyatt of Arena. The reviewed proved properties represent a future net revenue discounted at 10.00 percent per annum (DFNR) of $715,744.581 or 63.8 percent of the total proved DFNR. In preparing these estimates, Arena used economic parameters and operating conditions considered applicable as of December 31, 2009. Listings of all of the properties Arena prepared oil and gas reserves estimates for are attached.

The summaries of reserves and economics provided by Arena for this review are attached. Following is a summary of the reserves and economics projections prepared by Arena effective December 31, 2009 for the proved properties:

	PROVED DEVELOPED PRODUCING	PROVED DEVELOPED NONPRODUCING	PROVED UNDEVELOPED	TOTAL PROVED
Net Reserves to the Evaluated Interests:
Oil/Condensate, MBBL	18,445.488	2,699.418	38,570.609	59,715.512
Gas, MMCF	24,439.027	3,863.442	28,912.215	57,214.688

Future Net Revenue, M$:
Undiscounted	737,258.625	133,203.500	1,405,425.125	2,275,886.750
Discounted Per Annum at 10.00 Percent0	393,977.688	69,448.109	657,931.750	1,121,357.500

Note: Due to rounding, Total Proved may not equal PDP + PDNP + PU

Arena Resources, Inc.
Mr. Sherman Hyatt
February 26, 2010

Following is a summary of reserves and economics prepared by Arena effective December 31, 2009 for the probable and possible properties:

	PROBABLE	POSSIBLE
Net Reserves to the Evaluated Interests:
Oil/Condensate, MBBL	8,231.901	17,007.777
Gas, MMCF	3,920.921	23,319.984

Future Net Revenue, M$:
Undiscounted	235,608.781	635,147.812
Discounted Per Annum at 10.00 Percent	86,521.109	230,900.750

The attached Definitions describe all categories of reserves.

In performing this review, Williamson conducted an evaluation of the methods, procedures, and data utilized by Arena in the preparation of the estimates of reserves and associated future net revenue and performed tests and procedures considered necessary to render the opinions set forth herein. Williamson accepted without independent verification the accuracy and completeness of information, data, and assumptions provided by Arena including and relating to, but not limited to, oil and gas production, interests, oil and gas prices, capital costs and lease operating expense. The data were presented in the company's ARIES database and other prepared documents and were reviewed for reasonableness. The source documents such as run statements, joint interest billings, Form PRs, et cetera were not reviewed.

Williamson reviewed production decline curves, maps, analogs, engineering and geologic studies, and various other engineering data utilized by Arena in its forecast of oil and gas reserves. No inspection of the properties was made as this was not considered within the scope of this review. No investigation was made of any environmental liabilities that might apply to the evaluated properties, and no costs are included for any possible related expenses.

If, in the course of the Williamson examination, something came to our attention that brought into question the validity or sufficiency of any reviewed data provided by Arena, Williamson did not rely on that data until any questions relating thereto were resolved.

Approximately 72.4 percent of the total proved DFNR is concentrated in the FuhrmanMascho Field, Andrews County, Texas.

Based on our review, it is the opinion of Williamson that the estimates of the reviewed oil and gas reserves and associated future net revenues prepared by Arena effective December 31, 2009 are reasonable in the aggregate within established audit tolerances of +10 percent and were prepared in accordance with generally accepted petroleum engineering and evaluation principles as set forth in the updated version of "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information" promulgated by the Society of Petroleum Engineers and approved March 2007.

Arena Resources, Inc.
Mr. Sherman Hyatt
February 26, 2010

It is important to note that the estimation of oil and gas reserves is an inherently uncertain process due to the limitations in the data accumulated, the technical processes used, and the experience level of the engineering, geological, and technical personnel. These reserves should be considered to be the judgments of knowledgeable and qualified professionals and technicians but could change significantly as the result of regulations and or market conditions.

Williamson is an independent consulting firm and does not own any interests in the oil and gas properties covered by this review. No employee, officer, or director of Williamson is an employee, officer, or director of Arena. Neither the employment of nor the compensation received by Williamson is contingent upon the values assigned to the properties covered by this review.

Mr. John D. Savage is a registered professional engineer in the state of Texas and meets the requirements regarding the qualifications, independence, objectivity, and confidentiality as set forth in the "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information" promulgated by the Society of Petroleum Engineers and approved March 2007.

It has been a pleasure to serve you by preparing this engineering review. All related data will be retained in our files and are available for your review.

Yours very truly,

WILLIAMSON PETROLEUM CONSULTANTS, INC. /s/ John D. Savage John D. Savage, P.E. Executive Vice President JDS/chk Attachments	Williamson Petroleum Consultants, Inc. F-81